EXHIBIT 12(a)

	Year Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS:
Income (loss) from continuing operations	$(6,406)	$(2,325)	$(3,360)	$(1,913)	$(2,812)
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(349)	(335)	(270)	(286)	(277)
Add: Total federal income tax expense (benefit)	(2,619)	(1,271)	(1,232)	(1,134)	389
Fixed charges (see detail below)	2,246	2,759	3,578	4,360	3,646
Distributed income of equity investees	202	213	147	116	169
Total earnings (loss)	$(6,926)	$(959)	$(1,137)	$1,143	$1,115
FIXED CHARGES:
Interest expense	$2,218	$2,729	$3,544	$4,326	$3,614
Rentals representative of the interest factor	28	30	34	34	32
Total fixed charges	$2,246	$2,759	$3,578	$4,360	$3,646
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	—	—
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(a)	Fixed charges exceeded earnings by $9.172 billion, $3.718 billion, $4.715 billion, $3.217 billion and $2.531 billion for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.